SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  FBO Air, Inc.
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                     30246 H
                        --------------------------------
                                 (CUSIP Number)

                                Robert W. Berend
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2005
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                Page 1 of 14 Pages

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Jeffrey M. Trenk
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     PF
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               289,750 shares
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0 shares
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     539,750 shares
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0 shares
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     539,750 shares
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     5.17%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Ruth Trenk
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     PF
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               244,000 shares
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             2,584,875 shares
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     244,000 shares
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     2,584,875 shares
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     2,828,875 shares
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     27.75%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Jaime Levine
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     PF
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               15,250 shares
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             2,584,875 shares
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     15,250 shares
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     2,584,875 shares
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     2,600,125 shares
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     25.51%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Statement on Schedule 13D, filed with respect to an event that occurred on March 31, 2005, relates to shares of the Common Stock, $0.001 par value (the "Common Stock"), of FBO, Air, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 9078 East Charter Oak, Scottsdale, AZ 85260.

Item 2.  Identity and Background

         (a), (b), (c) and (f). This Statement on Schedule 13D is filed on behalf of Jeffrey M. Trenk, Ruth Trenk, his wife, and Jaime Levine, her daughter, (collectively, the "Reporting Persons"). The following table sets forth the name, the principal occupation, the address of the principal office or residence and the citizenship of each of the Reporting Persons.

         Name:                    Jeffrey M. Trenk

         Principal Occupation:    Since April 1, 2005, Mr. Trenk serves as the
                                  Executive Vice President of Business
                                  Development of the Issuer; prior thereto he served as a consultant to the Issuer.

         Business Address:        c/o FBO Air, Inc.
                                  9078 East Charter Oak
                                  Scottsdale, AZ 85260

         Citizenship:             United States



         Name:                    Ruth Trenk

         Principal Occupation:    home economist

         Residence:               215 East 68th Street, #31F
                                  New York, NY 10021

         Citizenship:             United States



         Name:                    Jaime Levine

         Principal Occupation:    model

         Residence:               215 East 68th Street, #31F
                                  New York, NY 10021

         Citizenship:             United States


         (d) - (e). During the five years prior to the date hereof, neither Ruth Trenk nor Jaime Levine of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         During the five years prior to the date hereof, Jeffrey M. Trenk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On November 2, 2001, the United States District Court for the Southern District of New York entered judgment reflecting Mr. Trenk's prior guilty plea on June 30, 2001 to one count of conspiracy to commit wire fraud and commercial bribery, the incident having occurred on April 24, 1996. On October 30, 2001, Mr. Trenk was sentenced to serve eight months probation under home confinement and to pay a fine of $2,000 and a special assessment of $100. He satisfied the monetary judgment on January 25, 2002 by payment of $2,100. The United States District Court for the District of Arizona issued on December 16, 2003 an order discharging him from probation. Except for his right to own and possess a firearm, there are no restrictions in effect with respect to this conviction.

Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable

Item 4.  Purpose of the Transaction

         Each of the Reporting Persons acquired his or her shares of the Common Stock as an investment. On March 31, 2005, Jeffrey M. Trenk was elected as a director, as a Vice Chairman of the Board and as Executive Vice President of Business Development of the Issuer.

         While none of the Reporting Persons has any present plans to do so, each of the Reporting Persons reserves the right to acquire additional shares of the Common Stock in the open market or otherwise. The Reporting Persons also reserve the right to sell shares that they have purchased.

         The Reporting Persons currently have no other plans or proposals which would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except that subsidiaries will continue to acquire fixed based operators;

         (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) Except for Mr. Trenk's election as a director and as an executive officer of the Issuer as described above in this Item 4, no other change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (d) Any material change in the present capitalization or in the dividend policy of the Issuer;

         (e) Any other material change in the Issuer's business or corporate structure;

         (f) Changes in the Issuer's charter or bylaws or other actions which might impede the acquisition of control of the Issuer by any person;

         (g) Causing the Common Stock to be delisted from the OTC Board, although Jeffrey M. Trenk of the Reporting Persons as a director and executive officer of the Issuer will seek to have the Common Stock, when it qualifies, listed on a national securities exchange or the Nasdaq Stock Market System;

         (h) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or

         (i) Any action similar to any of those enumerated.

Item 5.  Interest in Securities of the Issuer

         (a) Based on information provided to the Reporting Persons by the Issuer as of March 31, 2005, there were 10,184,393 shares of the Common Stock issued and outstanding as of the date hereof. Of the Reporting Persons, Jeffrey
M. Trenk owns beneficially 539,750 shares or 5.17% of the outstanding shares of the Common Stock, which holding includes an option expiring March 31, 2010 (the "Option") to acquire 250,000 shares of the Common Stock. Ruth Trenk, the wife of Mr. Trenk, owns beneficially 244,000 shares of the Common Stock and with her daughter Jaime Levine, beneficially owns an aggregate of 2,584,875 shares of the Common Stock, or an aggregate of 2,828,875 shares, or 27.78% of the outstanding shares of the Common Stock. Jaime Levine beneficially owns 15,250 shares of the Common Stock and, as indicated in the preceding sentence, beneficially owns with her mother an aggregate of 2,584,875 shares, or an aggregate of 2,600,125 shares, or 25.51% of the outstanding shares of the Common Stock. Their shared beneficial ownership is based on their being the sole members or shareholders of York Capital Group, LLC (1,685,125 shares) and Rogo Letter, Inc. (899,750 shares). Jeffrey M. Trenk disclaims, pursuant to Rule 13d-4 under the Exchange Act, beneficial ownership of the shares beneficially owned by Ruth Trenk and Jaime Levine and each of them, also pursuant to Rule 13d-4 under the Exchange Act, disclaim beneficial ownership in his shares. The Reporting Persons disclaim also that they constitute a group as contemplated by Rule 13d-5(b)(1) under the Exchange Act. If, however, they were deemed to be a group, they would own beneficially an aggregate of 3,383,875 shares, or 32.40% of the outstanding shares of the Common Stock.

         (b) Jeffrey M. Trenk has the sole power to vote or direct the disposition of 289,750 shares of the Common Stock, and the sole power to direct the disposition of 250,000 shares. There is no voting rights with respect to the Option, which is currently exercisable, until exercised. Ruth Trenk has sole power to vote or direct the disposition of 244,000 shares of the Common Stock and shared power with Jaime Levine, her daughter, to vote or direct the disposition of an aggregate of 2,584,875 shares of the Common Stock. Jaime Levine has the sole power to vote or direct the disposition of 15,250 shares of the Common Stock and, as indicated in the preceding sentence, has shared power with Ruth Trenk, her mother, to vote or direct the disposition of an aggregate of 2,584,875 shares of the Common Stock.

         (c) Each of the Reporting Persons received the shares of the Common Stock reported in the response to paragraph (a) of this Item 5 on August 20, 2004 upon the merger (the "Merger") of FBO Air, Inc., an Arizona corporation ("FBO Air"), with and into the Issuer, each of the Reporting Persons having been a shareholder of FBO Air.

         Jeffrey M. Trenk was granted the Option on March 31, 2005 as the Board of Directors of the Issuer approved an employment agreement dated as of April 1, 2005 (the "Employment Agreement"), a copy of which is filed (by incorporation by reference) as Exhibit A to this Schedule and is incorporated by this reference herein and in Item 6 to this Schedule. The Option is exercisable at $1.60 per share, the closing sales price on April 1, 2005.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as described elsewhere in this Schedule 13D and in this Item 6, none of the Reporting Persons has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

         The Issuer had entered into a Business Development Agreement dated as of January 2, 2004 (the "Consulting Agreement") with Jeffrey M. Trenk, a founder of FBO Air, which, as a result of the Merger, FBO Air's obligations thereunder were assumed by the Issuer. A copy of the Consulting Agreement is filed (by incorporation by reference) as Exhibit B to this Schedule and is incorporated herein by this reference. The Consulting Agreement, by its terms, never became effective, although Mr. Trenk rendered services and received certain cash compensation. In addition, he was granted an option expiring September 29, 2009 to purchase 50,000 shares of the Common Stock at $.01 per share, there being no market price of the Common Stock at that time. This option does not become exercisable until September 30, 2005.

         With Mr. Trenk's election on March 31, 2005 as an officer of the Issuer (see Item 4 to this Schedule, the Board of Directors authorized termination of the Consulting Agreement, effective March 31, 2005, and execution of the Employment Agreement with him. A copy of the Employment Agreement is filed as Exhibit A to this Schedule and is incorporated herein by this reference.

         Pursuant to the Employment Agreement, the Issuer granted him the Option (see Item 5 to this Schedule) and is obligated to grant him an option to purchase 250,000 shares of the Common Stock on each of April 1, 2006 and April 1, 2007 exercisable at the then market prices.

         Jeffrey Trenk, York Capital Group, LLC, Ruth Trenk and Rogo Letter, Inc., as the Makers, executed a promissory note dated January 26, 2005 (the "Note") in the principal amount of $100,000 and due July 26, 2005 (the "Maturity Date") to the order of Euro American Investment Corp., a Delaware corporation (the "Holder"). The Holder, in lieu of being paid in cash, may at any time through the Maturity Date, convert the principal amount of the Note into 847,520 shares of the Common Stock held by the Makers. If the Holder converts less than the entire principal amount of the Note, which it may do from time to time through the Maturity Date, the number of shares it receives is the product of the principal amount converted and 8.4752. A copy of the Note is filed as Exhibit C to this Schedule and is incorporated herein by the reference.

Item 7.  Material to be Filed as Exhibits

            Exhibit A   Employment Agreement dated as of April 1, 2005 between
                        Jeffrey M. Trenk and the Issuer is incorporated by reference to the Issuer's Current Report on Form 8-K filed on April 6, 2005

            Exhibit B   Business Development Agreement dated as of January 2,
                        2004 by and between Jeffrey M. Trenk and the Issuer is incorporated by reference to the Issuer's Current Report on Form 8-K filed on October 5, 2004.

            Exhibit C   Promissory Note dated January 26, 2005 from Jeffrey M.
                        Trenk, York Capital Group, LLC, Ruth Trenk and Rogo
                        Letter, Inc. to the order of Euro American Investment
                        Corp.

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2005

                                               /s/ Jeffrey M. Trenk
                                               --------------------------------
                                               Jeffrey M. Trenk



                                               /s/ Ruth Trenk
                                               --------------------------------
                                                   Ruth Trenk



                                               /s/ Jaime Levine
                                               --------------------------------
                                                   Jaime Levine

                                                                       EXHIBIT C

                                 PROMISSORY NOTE

$100,000
         Date: January 26, 2005

         FOR VALUE RECEIVED, the undersigned, Jeffery Trenk, York Capital Group, LLC, Ruth Trenk and Rogo Letter, Inc. (the "Makers"), hereby jointly and severally promise to pay to the order of Euro American Investment Corp. (the "Holder"), at the Holder's offices located at 110 East 59th Street, New York, New York 10022 (or at such other place as the Holder of this Note designates in writing to the Makers), in lawful money of the United States of America, the principal sum of One Hundred Thousand ($100,000) Dollars, plus all accrued and unpaid interest thereon as provided below, on July 26, 2005 (the "Maturity Date"). The outstanding principal balance of this Note shall bear simple interest from the date hereof until repaid in full, at the rate of six and one half (6.50%) percent per annum. Interest shall be payable monthly in arrears commencing on February 26, 2005.

1.       Prepayment.

         The unpaid principal amount of this Note may be prepaid at any time in whole, or in part, by the Makers without penalty. Any such prepayment shall first be applied to accrued interest and then to principal.

2.       Default.

         (a) Definition. For purposes of this Note, an Event of Default shall be deemed to have occurred if:

                  (i) the Makers fail to pay when due any payable (whether at maturity or otherwise) the full amount of interest then accrued on this Note or the full amount of any principal payment on this Note.; or

                  (ii) there is entered any order, judgment or decree by a court of competent jurisdiction for relief in respect of any of the Makers, under any applicable federal or state bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law or other similar law, whether now or hereafter in effect, or appointing a receiver, assignee or trustee of all or a substantial part of any of the Makers' property, assets or revenues and that order, judgment or decree shall have continued unstayed, unbonded and in effect for a period of 30 days; or

          (iii) the filing by any of the Makers of a petition seeking relief under Title 11 of the United States Code, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or other similar law, or the consent by any of the Makers to the institution of proceedings thereunder or to the filing of any such petition or to the appointment or taking of possession by a receiver, liquidator, assignee, trustee or custodian of any substantial part of the properties, assets or revenues of any of the Makers or the making by any of the Makers of a general assignment for the benefit of its creditors.

         The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

         (b) Consequences of Event of Default.

                  (i) If any Event of Default has occurred, the interest rate on this Note shall increase immediately by an increment of two (2) percentage point(s) to the extent permitted by law.

                  (ii) If an Event of Default has occurred, the aggregate principal amount of the Note (together with all accrued interest thereof and all other amounts due and payable with respect thereto) shall become immediately due and payable without any action on the part of the Holder, and the Makers shall immediately pay to the Holder all amounts due and payable with respect to the Note.

                  (iii) The Holder shall also have any other rights which the Holder may have been afforded under any contract or agreement at any time and any other rights which the Holder may have pursuant to applicable law.

3.   Waiver.

     The Makers hereby waive diligence, presentment, protest and demand and notice of protest and demand, dishonor, nonpayment of this Note, and any statutory or other right of redemption, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the Holder may accept security for this Note or release security of this Note, all without in any way affecting the liability of the Makers hereunder.

4.   Collection.

     The Makers shall pay to the Holder, upon demand, all reasonable out of pocket expenses (including, without limitation, reasonable fees and disbursements of counsel) incurred by the Holder in connection with the collection of any amounts due under this Note.

5.   Miscellaneous.

     (a) No amendment, modification or waiver of any provision of this Note shall be effective unless the same shall be in writing and signed by the Makers and the Holder. The provisions of this Note shall be binding upon the successors and assigns of the Makers.

     (b) This Note shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws. ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE STATE AND FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK. THE MAKERS HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS EACH MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE AND THE MAKERS ACKNOWLEDGE AND AGREE THAT THEY HAVE RECEIVED FULL AND FAIR CONSIDERATION FOR THIS PROVISION AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT TO THE HOLDER FOR ACCEPTING THIS NOTE.

     (c) This Note shall be paid without claim of set-off or deduction of any nature or for any cause whatsoever.

     (d) No failure on the part of the Holder to exercise, and no delay in exercising, any right, power or privilege under this Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege under this Note preclude any other or further exercise thereof or the exercise of any right, power or privilege. The remedies herein provided are cumulative and not exclusive of any and all other remedies provided by law.

     (e) The Makers own in the aggregate 3,118,625 shares of the common stock of FBO Air, Inc. ("FBO") At any time and from time to time from the date hereof through the Maturity Date, the Holder may, in its sole discretion, convert any or all of the then-unpaid principal on this Note ("Conversion Amount") into such number of shares of the common stock of FBO Air, Inc. owned by the Makers (the "Conversion Securities") equal to the Conversion Amount multiplied by 8.4752 (the "Conversion Price"). The Conversion Price will be adjusted in the event of any stock split or stock combination of the shares of common stock of FBO. The Makers shall give Holder written notice (a "Payment Notice") of any payment or prepayment of the principal amount of this Note within ten (10) days of the making of any such payment. Lender shall be permitted to convert any or all of this Note in accordance with the terms hereof
(i) at any time and from time to time, (ii) prior to the making of any payment set forth in a Payment Notice or (iii) during a period of ten (10) days after the making of any payment of principal of this Note provided that the converted payment is returned to the Makers. Lender may convert this Note into Conversion Securities by the surrender of this Note (properly endorsed) to Jeffery Trenk at 215 East 68th Street, Apartment 31F, New York, New York 10021. Upon any partial exercise of this Note, there shall be executed by the Makers and issued to the Holder a new Note in respect of such outstanding amounts of principal hereunder as to which Lender shall not have converted into Conversion Securities. In the event of the conversion of all or a portion of this Note, a certificate or certificates for the Conversion Securities so converted, as applicable, shall be delivered to the Holder duly endorsed in blank for transfer immediately after the receipt by Makers of this Note and Holder's written request for conversion. Makers agree that, prior to the payment in full of this Note, they will at all times own, and will keep available, solely for transfer or delivery upon the exercise of this Note, a sufficient number of Conversion Securities to be transferable by the Makers upon the conversion of this Note. This Note and any of the rights granted hereunder are freely transferable by the Holder, in its sole discretion.

                                                       _______________________
                                                       JEFFERY TRENK


                                                       _______________________
                                                       RUTH TRENK


                                                       YORK CAPITAL GROUP, LLC


                                                       By:____________________

                                                       Name:

                                                       Title:



                                                       ROGO LETTER , INC.

                                                       By:____________________

                                                       Name:

                                                       Title: